FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2017

(Amounts expressed in millions of Chilean Pesos)

▪  Although hydro generation grew by 6% in 2017 (+ 575 GWh) as a result of better hydrology during the fourth quarter, total net generation reached 17,073 GWh, 3% lower than 2016 as a result of a lower thermal dispatch (- 1,087 GWh).

▪  Operating revenues totaled Ch$ 1,634,937 million as of December 2017, reflecting lower energy sales due to a new mix between regulated and free customers, which were largely offset by higher gas sales. It is worth noting the active business management of the Company to capture free customers, which made possible to compensate to a large extent the lower sales to regulated customers, as well as to develop the business of gas commercialization, thus enhancing the competitiveness of Enel Generación Chile in the energy industry.

▪  Other fixed operating costs decreased 14% to reach Ch$ 102,821 million mainly because of additional expenses amounting to Ch$ 35,384 million that were booked as of December 2016 related to returning unused water rights, whereas in December 2017 a Ch$ 25,106 million loss was recognized due to the write-off of assets relating to the abandonment of the Neltume and Choshuenco projects. This reflects the Company's ongoing concern to analyze the conditions of the electricity market (demand, prices, new players, etc.) and the economic and environmental feasibility to develop the potential projects included in its portfolio under the new scenario of the sector.

▪  As a result of the factors previously mentioned, the Company’s EBITDA reached Ch$ 581,142 million, while the operating income amounted to Ch$ 463,859 million, equivalent to an 8% increase as a result of lower impairment losses and lower depreciation of fixed assets.

▪  Income from other investments decreased 13% due to the sale of Enel Generación Chile’s entire Electrogas S.A. shareholding in February 2017, which generated a Ch$ 105,312 million profit, whereas in September 2016, the Company divested its entire shareholding of GNL Quintero S.A., which generated a Ch$ 121,325 million profit. Both sales fall within the Company’s process of divesting non-strategic assets.

▪  Net income attributable to the shareholders of Enel Generación Chile S.A. decreased from Ch$ 141,049 million in December 2016 to Ch$ 105,049 million in December 2017, mainly due to higher tax expenses and the fact that 2016 net income included foreign businesses before the Company's division materialized on March 1, 2016.

• 1 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

FINANCIAL SUMMARY

▪  Indebtedness of the company decreased by US$ 1 million when compared to December 2016, amounting to US$ 1,272 million as of December 2017.

▪  The yearly average nominal interest rate increased from 5.9% as of December 2016 to 6.2% as of December 2017.

▪  The Company’s liquidity is broken down into the following:

•         Cash and cash equivalents: US$ 343 million.

•         Undisbursed committed credit lines: US$ 324 million.

Enel Generación Chile Group owns and operates 111 generation units, with a combined installed capacity of 6,351 MW as of December 31, 2017. Out of these generation units, 38 are hydroelectric units with an installed capacity of 3,464 MW, 22 are thermal units that operate with gas, coal or oil, with an installed capacity of 2,809 MW, and 51 are wind-farm units with an installed capacity of 78 MW.

All our generation units are connected to the former Central Interconnected System ("SIC" in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile, which are connected to the former Northern Interconnected System ("SING " in its Spanish acronym). Since November 2017, both systems operate in an interconnected form, called National Electrical System (“SEN” in its Spanish acronym) to the assets from Arica to Chiloé made up of power plants, transmission lines, substations power and distribution lines.

Market	Energy Sales		Market Share
	(GWh)%
	2017	2016	2017	2016
SIC & SING Chile	23,356	23,689	34.2%	35.1%

	23,356	23,689

Market	Energy Sales		Market Share
	(GWh)%
	9M 2017	9M 2016	9M 2017	9M 2016
SIC & SING Chile	17,361	17,962	34.0%	35.4%

	17,361	17,962

• 2 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

I.- Consolidated FINANCIAL Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders Meeting of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) approved the division of the Company, subject to complying with certain conditions precedent. A new publicly held company would arise from the division of Empresa Nacional de Electricidad S.A. to be named Endesa Américas S.A. and would be assigned the equity interests, assets, and liabilities owned by Empresa Nacional de Electricidad S.A. outside Chile.

On March 1, 2016, having met the conditions precedent, the division of Empresa Nacional de Electricidad S.A. was materialized, and on that same day, Endesa Américas S.A. was incorporated. As of December 1, 2016, Endesa Américas merged into Enel Américas.

Based on the abovementioned, and as determined by the International Financial Reporting Standards, the revenues and expenses of the generation business outside Chile for the two month period ended February 29, 2016 are considered discontinued operations and are therefore presented as “Profit (losses) from discontinued operations” in the comprehensive consolidated income statement.

For further information, see Note 5.3 of the consolidated financial statements of Enel Generación Chile S.A. as of December 31, 2017.

• 3 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of December 2017 amounted to Ch$ 418,454 million, compared to Ch$ 472,558 million net income booked for year 2016.

The following table shows comparative figures for each item of the income statement for continuing operations as of December 31 of 2017 and 2016:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	2017	2016	Chg	Chg %

REVENUES	1,634,937	1,659,727	(24,790)	(1%)
Sales	1,599,032	1,639,960	(40,928)	(2%)
Other operating revenues	35,905	19,767	16,138	82%
PROCUREMENT AND SERVICES	(903,978)	(895,060)	(8,918)	1%
Energy purchases	(346,955)	(335,732)	(11,223)	3%
Fuel consumption	(280,739)	(295,149)	14,410	(5%)
Transportation expenses	(152,870)	(192,503)	39,633	(21%)
Other variable procurement and services costs	(123,414)	(71,676)	(51,738)	72%
CONTRIBUTION MARGIN	730,959	764,667	(33,708)	(4%)
Other work performed by entity and capitalized	7,226	9,758	(2,532)	(26%)
Employee benefits expense	(54,222)	(60,350)	6,128	(10%)
Other fixed operating expenses	(102,821)	(119,303)	16,482	(14%)
GROSS OPERATING INCOME (EBITDA)	581,142	594,772	(13,630)	(2%)
Depreciation, Amortization	(117,338)	(132,600)	15,262	(12%)
Reversal of impairment profit	55	(30,786)	30,841	100%
OPERATING INCOME	463,859	431,386	32,473	8%
NET FINANCIAL EXPENSE	(36,610)	(35,678)	(932)	3%
Financial income	5,274	6,151	(877)	(14%)
Financial costs	(50,852)	(55,702)	4,850	(9%)
Gain (Loss) for indexed assets and liabilities	146	607	(461)	(76%)
Foreign currency exchange differences, net	8,822	13,266	(4,444)	(33%)
OTHER NON-OPERATING RESULTS	110,392	129,369	(18,977)	(15%)
Share of profit (loss) of associates accounted for using the equity method	(2,697)	7,878	(10,575)	(134%)
Net Income From Other Investments	105,463	121,457	(15,994)	(13%)
Net Income From Sale of Assets	7,626	34	7,592	n/a
NET INCOME BEFORE TAXES	537,641	525,077	12,564	2%
Income Tax	(112,099)	(83,217)	(28,882)	35%
NET INCOME FROM CONTINUING OPERATIONS	425,542	441,860	(16,318)	(4%)
Net income (Loss) from discontinued operations after taxes	-	79,572	(79,572)	(100%)
NET INCOME	425,542	521,432	(95,890)	(18%)

NET INCOME	425,542	521,432	(95,890)	(18%)
Shareholders of the parent company	418,454	472,558	(54,104)	(11%)
Non-controlling interest	7,088	48,874	(41,786)	(85%)
Earning per share (Ch$ /share)	51.02	57.62	(6.60)	(11%)

Earnings per share from continuing operations (Ch$ /share)	51.02	52.77
Earnings per share from discontinued operations (Ch$ /share)	-	4.85
Earnings per share (Ch$ /share)	51.02	57.62
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

• 4 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

Operating Income

Operating income as of December 31, 2017 reached Ch$ 463,859 million, 8% higher than the Ch$ 431,386 million booked for the previous year, whereas EBITDA decreased Ch$ 13,630 million reaching Ch$ 581,142 million as of December 2017, equivalent to a 2% reduction.

Operating revenues totaled Ch$ 1,634,937 million, representing a Ch$ 24,790 million reduction when compared to the previous year, equivalent to a 1% reduction, mainly due to the following:

-          Lower energy sales amounting to Ch$ 59,016 million due to lower physical sales (-333 GWh), primarily to regulated customers (-1,488 GWh), and spot market (-110 GWh), offset by greater physical sales to unregulated customers (+1,265 GWh), along with a lower average sales price in pesos.

-          Lower other services revenue for Ch$ 11,725 million mainly due to a Ch$ 12,371 million reduction in tolls revenue.

The abovementioned was partially offset by:

-          Greater other sales for Ch$ 29,813 million mainly due to a Ch$ 28,430 million increase in gas sales revenue.

-       An increase in other operating revenues amounting to Ch$ 16,138 million, mainly explained by the reversal of a Ch$ 2,245 million fine provision booked in 2016 related to giving up the concessions granted to develop the Tames and Totoralillo projects, and greater income from commodity derivatives amounting to Ch$ 9,534 million.

Procurement and services costs increased Ch$ 8,918 million as a consequence of the following:

-       A Ch$ 11,223 million increase in energy purchase costs partly explained by higher contracted physical purchases (+ 158 GWh).

-       A Ch$ 51,738 million increase in other procurement and services costs, mainly due to higher gas sales commercialization costs for Ch$ 29,473 million, higher commodity derivative costs for Ch$ 7,555 million, higher costs related to the agreement signed with AES Gener that allows Enel Generación Chile to use the LNG available in Nueva Renca combined cycle for Ch$ 4,188 million, and Ch$ 17,343 million in thermal emissions taxes. These higher costs were offset by Ch$ 6,908 million lower water consumption costs of San Isidro I and II power plants.

The abovementioned was partly offset by:

-       A Ch$ 14,410 million decrease in fuel consumption primarily explained by better hydrology in southern Chile during the fourth quarter of 2017.

-       Lower transportation costs for Ch$ 39,633 million mainly due to lower toll expenses.

• 5 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

-       Lower personnel costs for Ch$ 3,596 million, related to a lower number of employees.

-       Other fixed operating expenses decreased Ch$ 16,482 million primarily due to the write-off of the assets of hydroelectric projects Bardon, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo booked in 2016. This write-off amounted to Ch$ 35,384 million and was a consequence of the Company’s decision to return the water rights related to such projects. The arguments behind this decision were, among others, the high annual cost of maintaining water rights without using them, the fact that carrying out these projects lacked technical and economic feasibility and that the support by local communities was insufficient.

In addition, as of year-end 2016, the Company had written-off the total investment in two thermal energy projects, Tames 2 and Totoralillo, which were awarded to the Company by the Ministry of National Assets in 2013 as part of the concession process of government owned land. This write-off amounted to Ch$ 1,096 million and responded to the current conditions of the Chilean electricity market in that period, the future perspectives for this kind of technology (steam-coal), and its high development cost, making these projects unfeasible. The Company therefore also booked a Ch$ 2,245 million provision for fines related to giving up the concessions related to these projects. During 2017, the Ministry of National Assets and Enel Generación Chile resolved to extinguish these concessions by mutual agreement, without applying any fines.

On the other hand, as of December 31, 2017 the Company decided to abandon the Neltume and Choshuenco projects for being economically unfeasible. The evaluation considered, among other variables, the high sustained and analyzed competitiveness in the Chilean electricity market, which was ratified in November 2017 with the result of the last energy auction for distribution companies. This fact meant to recognize a loss of Ch$ 25,106 million with the purpose of reducing to zero the net book value of the assets associated to the aforementioned projects.

-       Depreciation and amortization decreased Ch$ 15,262 million during the period as a consequence of the modification of the remaining useful life of fixed assets applied in 2017 by the Company to certain property, plants, and equipment whose impact amounted to Ch$ 11,024 million in the current year.

-       Finally, a Ch$ 30,841 million reduction in impairment losses was recorded, mainly explained by the following provisions booked in 2016: (i) provisions for impairment on assets associated to Non-Conventional Renewable Energy (NCRE) projects for Ch$ 6,579 million, and (ii) provisions for impairment on assets relating to the Neltume and Choshuenco projects for Ch$ 20,459 million and Ch$ 3,748 million, respectively.

Revenues, costs and operating income from continuing operations for the periods ended December 31, 2017 and 2016, are shown below:

• 6 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

OPERATING INCOME	2017			2016
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	1,629,278	(1,343,780)	285,498	1,549,029	(1,315,619)	233,410
Empresa Eléctrica Pehuenche S.A.	152,501	(48,944)	103,557	155,569	(38,780)	116,789
GasAtacama Chile and subsidiaries	307,272	(236,763)	70,509	378,467	(299,313)	79,154
Compañía Electrica Tarapacá and subsidiaries (1)	-	-	-	-	-	-
Consolidation adjustments	(454,114)	458,409	4,295	(423,338)	425,371	2,033
		-
Total Consolidated	1,634,937	(1,171,078)	463,859	1,659,727	(1,228,341)	431,386

(1)     On November 1, 2016, Compañia Eléctrica Tarapacá S.A. merged into Gas Atacama Chile S.A., which remained as the surviving  company.

Energy sales of continuing operations of Enel Generación Chile and subsidiaries for the periods ended December 31, 2017 and 2016 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	2017	2016

Sales to regulated customers	1,101,089	1,180,043
Sales to unregulated customers	285,624	234,642
Sales at spot market	70,959	102,003

Total energy sales	1,457,672	1,516,688

Non-Operating Income

Non-operating income as of December 31, 2017 and 2016 are summarized below:

NON-OPERATING INCOME (Million Ch$)	2017	2016	Chg	Chg %

NET FINANCIAL RESULT	(36,610)	(35,678)	(932)	3%
Financial income	5,274	6,151	(877)	(14%)
Financial costs	(50,852)	(55,702)	4,850	(9%)
Gain (Loss) for indexed assets and liabilities	146	607	(461)	(76%)
Foreign currency exchange differences, net	8,822	13,266	(4,444)	(33%)
OTHER NON-OPERATING RESULTS	110,392	129,369	(18,977)	(15%)
Share of profit (loss) of associates accounted for using the equity method	(2,697)	7,878	(10,575)	(134%)
Net Income From Other Investments	105,463	121,457	(15,994)	(13%)
Net Income From Sale of Assets	7,626	34	7,592	n/a
NET INCOME BEFORE TAXES	537,641	525,077	12,564	2%
Income Tax	(112,099)	(83,217)	(28,882)	35%
NET INCOME	425,542	441,860	(16,318)	(4%)
Net income (Loss) from discontinued operations after taxes	-	79,572	(79,572)	(100%)
NET INCOME	425,542	521,432	(95,890)	(18%)

NET INCOME	425,542	521,432	(95,890)	(18%)
Shareholders of the parent company	418,454	472,558	(54,104)	(11%)
Non-controlling interest	7,088	48,874	(41,786)	(85%)

• 7 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

Net Financial Result

The financial result as of December 31, 2017 reached a Ch$ 36,610 million loss representing a Ch$ 932 million negative variation when compared to 2016, which is mainly due to the following:

Lower financial income amounting to Ch$ 877 million, mainly due to the Ch$ 1,989 million related to the renegotiation with YPF offset by higher returns on fixed income investments amounting to Ch$ 1,112 million.

Lower financial expenses amounting to Ch$ 4,850 million, mainly explained by the Ch$ 1,501 million lower interest expenses related to the structured loans with Enel Américas S.A. that expired in September 2016, lower interest expenses on bank loans and bonds amounting to Ch$ 4,784 million mainly due to the lower level of average debt in 2017, offset by a Ch$1,435 million increase in bank fees.

Losses related to indexation amounting to Ch$ 461 million primarily due to its reduced positive impact on recoverable taxes for Ch$ 1,237 million, lower income on hedging derivative contracts for Ch$ 2,687 million, partially offset by greater adjustments to UF-denominated debt amounting to Ch$ 3,463 million.

Lower income from exchange differences amounting to Ch$ 4,444 million, mainly explained by positive exchange differences for Ch$ 10,112 million related to structured debt with Enel Americas in 2016, partly offset by greater positive exchange differences on cash and cash equivalents for Ch$ 5,668 million.

Income of Companies Accounted for Using the Equity Method

Income declined Ch$ 10,575 million, mainly due to lower results from two companies, Electrogas S.A. and GNL Quinteros S.A. for Ch$ 5,166 million and Ch$ 2,750 million respectively, which were both divested. Income from GNL Chile S.A. also declined by Ch$ 649 million, and the loss from Hidroaysén increased by Ch$ 1,994 million.

Results from other investments

The Ch$ 15,994 million negative variation corresponds to the Ch$ 121,325 million income from the sale of GNL Quintero S.A. that took place in September 2016, partially offset by the Ch$ 105,312 million income from the sale of Electrogas that took place in February 2017.

Income from the sale of assets

The Ch$ 7,592 million increase is primarily due to the sale of land owned by GasAtacama Chile, which amounted to Ch$ 7,559 million.

• 8 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

Corporate Taxes

Corporate income taxes amounted to Ch$ 112,099 million in 2017, which represents a higher expense of Ch$ 28,882 million when compared to the previous year. This change is mainly explained by a greater expense of Ch$ 8,430 million related to lower exchange rate and price-level restatement losses, a Ch$ 6,290 million higher expense due to the increase in the income tax rate from 24% in 2016 to 25.5% in 2017, and a Ch$ 13,508 million higher expense due to the reversal of deferred tax assets as a consequence of the dissolution of the company Central Canela S.A.

Discontinued Operations

The Ch$ 79,572 million income reduction for the period is explained by the division of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) that took place on March 1, 2016. From that date on, the equity interests the Company held in foreign businesses were transferred to the new company Endesa Américas S.A., which merged into Enel Américas on December 1, 2016. The share of this effect that is attributable to the owners of the parent Company amounted to Ch$ 39,759 million in 2016.

Consequently, the comprehensive consolidated income statement of Enel Generación Chile as of December 31, 2016, includes two months of the foreign operations.

2. Balance Sheet Analysis

ASSETS (Million Ch$)	Dec-17	Dec-16	Chg	Chg %

Current Assets	662,804	543,372	119,432	22%
Non-Current Assets	2,891,658	2,856,310	35,348	1.2%

TOTAL ASSETS	3,554,462	3,399,682	154,780	5%

Total assets of the Company as of December 2017 increased Ch$ 154,780 million when compared to December 2016, mainly due to:

➢  Current Assets increase Ch$ 119,432 million, a 22% climb, mainly due to the following:

❖  A Ch$ 96,541 million increase in cash and cash equivalents, mainly explained by a greater investment in repurchase agreements for Ch$ 103,666 million, partly offset by lower time deposits for Ch$ 11,362 mllion.

❖  A Ch$ 20,036 million increase in other current financial assets, mainly an increase in assets related to hedging derivative instruments amounting to Ch$ 19,917 million.

• 9 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

❖  An Ch$ 27,070 million increase in current accounts receivables from related parties due to a Ch$ 19,915 million increase in the balance of receivables from Enel Trade SpA related to gas sales and commodity derivative transactions, a Ch$ 2,013 million increase in receivables related to advance payments to GNL Chile S.A., and a Ch$ 7,150 million increase in accounts receivables of electricity sales to Enel Distribución Chile, partially compensated by a Ch$ 2,510 million decrease in accounts receivables related to engineering services provided to PH Chucas S.A. and Enel Generación Perú S.A.

❖  A Ch$ 30,726 million increase in current tax assets, mainly related to monthly interim corporate income tax payments.

❖  The effects previously mentioned are partially compensated by a reduction in trade accounts receivables and other current accounts receivables for a total Ch$ 42,262 million.

❖  A Ch$ 8,788 million reduction in non-current assets or disposable assets classified as assets for sale as a consequence of the sale of the shareholding in Centrales Hidroeléctricas de Aysén S.A. for Ch$ 4,205 million, offset by the sale of the shareholding in Electrogas S.A. amounting to Ch$ 12,993 million.

➢  Non-Current Assets increase Ch$ 35,348 million, mainly explained by:

❖  A Ch$ 61,366 million increase in property, plants, and equipment mainly related to new investments for Ch$ 203,460 million partially compensated by the Ch$ 114,203 million depreciation for the period and fixed asset retirement amounting to Ch$ 31,922 million.

❖  A Ch$ 4,588 million increase in other non-current financial assets, primarily greater assets related to hedging derivative instruments.

❖  The aforementioned is partially offset by a Ch$ 5,756 million reduction in trade accounts receivables and other non-current accounts receivables, mainly the lower level of accounts receivables from YPF for Ch$ 5,724 million.

❖  A Ch$ 6,031 million reduction in investments accounted for using the equity method, mainly as a consequence of the reclassification of the investment in Central Hidroeléctrica de Aysén S.A. into assets available for sale. By the end of 2016, the value of this investment was Ch$ 6,441 million.

• 10 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Dec-17	Dec-16	Chg	Chg %

Current Liabilities	543,356	555,777	(12,421)	(2%)
Non-Current Liabilities	1,022,092	1,114,145	(92,053)	(8%)
Net Equity	1,989,014	1,729,760	259,254	15%
Equity attributable to shareholders of parent company	1,961,518	1,700,962	260,556	15%
Non-controlling	27,496	28,798	(1,302)	(5%)

TOTAL LIABILITIES AND EQUITY	3,554,462	3,399,682	154,780	5%

Total liabilities and net equity of the Company increased Ch$ 154,780 million as of December 2017 when compared to December 2016, mainly explained by the following:

➢  Current liabilities decrease Ch$ 12,421 million, a 2% reduction, mainly due to the following:

❖  A Ch$ 6,881 million reduction in other current financial liabilities, mainly explained by a Ch$ 6,123 million decrease in hedging derivative liabilities and non-hedging derivative liabilities.

❖  A Ch$ 11,640 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 10,372 million decrease in accounts payable to suppliers of goods and services and fixed assets and a Ch$ 5,762 million reduction in dividends payable to third parties, compensated by a Ch$ 3,747 million increase in debt with suppliers of energy purchases and fuel.

❖  The aforementioned is partially offset by a Ch$ 5,475 million increase in current tax liabilities, mainly income tax.

➢  Non-Current Liabilities decrease Ch$ 92,053 million equivalent to a 8% reduction, mainly explained by the following:

❖  A Ch$ 72,039 million decrease in other non-current financial liabilities, mainly due to a Ch$ 38,013 million reduction in the balance of bond debt as a consequence of the appreciation of the Chilean peso when compared to the US dollar amounting to Ch$ 39,238 million and equity payments amounting to Ch$ 5,530 million, partly offset by a greater price adjustment of the Unidad de Fomento, the Chilean peso-denominated inflation-indexed monetary unit, amounting to Ch$ 5,603 million in addition to a reduction in hedging derivative liabilities and non-hedging derivative liabilities amounting to Ch$ 30,925 million and financial leasing amounting to Ch$ 3,100 million.

❖  A Ch$ 24,983 million reduction in deferred tax liabilities, mainly from the reclassification of the investment in Empresa Hidroeléctrica Aysén S.A. into assets available for sale for Ch$ 30,939 million.

❖  The aforementioned is partially offset by a Ch$ 6,667 million increase in other non-current provisions, mainly dismantling cost provisions.

• 11 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

➢  Net Equity increased Ch$ 259,254 million when compared to December 2016.

❖  The portion attributable to the owners of the controlling shareholders increased by Ch$ 260,556 million, explained primarily by the net income for the period for Ch$ 418,454 million and other comprehensive results for Ch$ 67,751 million, partially offset by dividend payments for Ch$ 220,048 million.

❖  The equity of non-controlling shareholders decreased by Ch$ 1,302 million, primarily explained by the net income of the period that amounted to Ch$ 7,088 million compensated by other comprehensive results for Ch$ 88 million and dividend payments for Ch$ 8,302 million.

The performance of the main financial ratios is the following:

RATIO		Unit	Dec-17	Dec-16	Chg	Chg %

Liquidity	Liquidity	Times	1.22	0.98	0.24	24%
	Acid-test (1)	Times	1.16	0.92	0.24	26%
	Working capital	Million Ch$	119,448	(12,405)	131,853	n/a
Leverage	Leverage	Times	0.79	0.97	(0.18)	(19%)
	Short-term debt	%	34.7%	33.3%	1.4%	4%
	Long-term debt	%	65.3%	66.7%	(1.4%)	(2%)
	Financial expenses coverage (2)	Times	13.88	14.22	(0.34)	(2%)
Profitability	Op. income / Op. Revenues	%	28.4%	26.0%	2.4%	9%
	ROE	%	22.9%	29.8%	(6.9%)	(23%)
	ROA	%	12.2%	15.4%	(3.1%)	(20%)

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 94,464 million positive cash flow during 2017, broken down as follows:

CASH FLOW (Million Ch$)	2017	2016	Chg	Chg %

Net cash flows from (used in) operating activities	488,167	559,189	(71,022)	(13%)
Net cash flows from (used in) investing activities	(91,868)	(60,580)	(31,288)	52%
Net cash flows from (used in) financing activities	(301,835)	(519,653)	217,818	(42%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	94,464	(21,044)	115,508	(549%)

• 12 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

Operating activities generated a Ch$ 488,167 million positive cash flow, which represents a 13% decrease when compared to December 2016. This cash flow is mainly comprised by Ch$ 2,096,113 million in payments received for sales of goods and services, offset by payments to suppliers of good and services for Ch$ 1,302,503 million, tax payments for Ch$ 157,951 million, and employee-related payments amounting to Ch$ 57,204 million.

As a consequence of the materialization of the Company’s division, the obligation to pay taxes in Peru for a total of $577 million New Peruvian Soles (approximately Ch$ 116,053 million) were accrued. This tax, which was paid in March 2016, was raised because the Income Tax Law in Peru taxes the transfer of equity interests held by Enel Generación Chile S.A. in Peru to Endesa Americas S.A. The calculation of the tax to be paid is based on the difference between the sales value and the purchase value of such shareholdings. This payment is booked as “other cash outflows from operating activities.”

Investment activities generated a negative cash flow of Ch$ 91,868 million, mainly explained by the addition of property, plant, and equipment for Ch$ 206,776 million partially offset by the sale of our associate company Electrogas S.A. for Ch$ 115,583 million.

Financing activities generated a Ch$ 301,835 million negative cash flow. This cash flow is primarily explained by loan and leasing payments for Ch$ 39,807 million, dividend payments for Ch$ 244,539 million and interest payments for Ch$ 44,320 million offset by cash payments received from related company loans amounting to Ch$ 31,680 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	2017	2016	2017	2016

Enel Generación Chile	177,055	154,428	71,379	82,213
Pehuenche	1,373	1,092	7,267	8,665
GasAtacama Chile	28,348	16,766	35,557	14,773
Compañía Eléctrica Tarapacá and subsidiaries (1)	-	-	-	24,747
EASA (Group)	-	6,592	-	-
Emgesa	-	12,329	-	-
Generandes Peru (Group)	a-	3,673	-	-

Total Consolidated	206,776	194,880	114,203	130,398

(1)     On November 1, 2016, Compañia Eléctrica Tarapacá S.A. merged into Gas Atacama Chile S.A., which remained as the surviving  company.

• 13 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

‒     All business operations and corporate departments operate within the approved limits of each case.

‒     The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Enel Generación Chile S.A. policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

The financial debt structure of the Enel Generación Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

• 14 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

Gross position:

INTEREST RATE (%)	December 31, 2017	December 31, 2016

Fixed Interest Rate	92%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

• 15 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

As of December 31, 2016, the Company held swaps for 3 million barrels of Brent oil to be settled between January and November 2017 and 3.3 million MMBTU of Henry Hub gas to be settled between January and September 2017.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17, 19 and appendix 4, respectively.

As of December 31, 2017, the Enel Generación Chile Group’s liquidity was Ch$ 221,027 million in cash and cash equivalents and Ch$ 199,271 million in long-term committed credit facilities. As of December 31, 2016, the liquidity position of the Enel Generación Chile Group was Ch$ 114,486 million in cash and cash equivalents and Ch$ 342,827 million in long-term committed credit facilities.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

• 16 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     U.S. dollar Libor interest rate.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 66,891 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

• 17 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

• 18 •

ENEL GENERACION CHILE PRESS RELEASE
FINANCIAL STATEMENT
AS OF DECEMBER 31, 2017

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

• 19 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: February 28, 2018